Myseum, Inc.

65 Church Street, Suite 230

New Brunswick, NJ 08901

December 1, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attention: Jan Woo

Re:	Myseum, Inc. Registration Statement on Form S-3

File No. 333-291818
Filed November 26, 2025

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Myseum, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Daylight Time, on Wednesday, December 3, 2025, or as soon thereafter as possible.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Please notify Jeffrey Fessler of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (213) 617-4209 as soon as possible as to the time the registration statement has been declared effective pursuant to this acceleration request.

Very truly yours,

MYSEUM, INC.

By:	/s/ Darin Myman
Name:	Darin Myman
Title:	Chief Executive Officer

cc: Greg Carney, Sheppard Mullin Richter & Hampton LLP